SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*


                              deCODE genetics, Inc.
                              ---------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   243586104
                                 -------------
                                 (CUSIP Number)


                                 March 19, 2004
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |  Rule 13d-1(b)

| |  Rule 13d-1(c)

|X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

1.  Name of Reporting Person:                         SAPAC Corporation Ltd.
    I.R.S. Identification No.                         N/A

2.  Check the Appropriate Box If a Member of a Group  (a)  | |
                                                      (b)  | |

3.  SEC Use Only

4.  Citizenship or Place of Organization:             New Brunswick, Canada

Number of Shares       5. Sole Voting Power           3,951,334(1)
Beneficially Owned by
Each Reporting Person  6. Shared Voting Power         0
With
                       7. Sole Dispositive Power:     3,951,334(1)

                       8. Shared Dispositive Power    0

9.  Aggregate Amount Beneficially Owned by
    Each Reporting Person:                            3,951,334(1)


10. Check Box if the Aggregate Amount in Row (9)      | |
    Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9):7.25%

12. Type of Reporting Person (See Instructions):      CO


(1) This amount reflects the sale of 532,000 and 120,000 shares of deCODE genetics common stock sold in 2004 and 2003, respectively, and includes warrants to purchase 416,667 shares of deCODE genetics common stock.


                               Page 2 of 5 Pages

ITEM 1.

 (A) NAME OF ISSUER: deCODE genetics, Inc.

 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Sturlugata 8, IS-101
                                                      Reykjavik, Iceland

ITEM 2.

  (A) NAME OF PERSON FILING: SAPAC Corporation Ltd.

  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
      RESIDENCE:                                      Cerrito 461 Piso 4
                                                      P.O. Box 531
                                                      Correo Central
                                                      Montevideo, Uruguay 11000

  (C) CITIZENSHIP:New Brunswick, Canada

  (D) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share.

  (E) CUSIP NUMBER: 243586104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) | |  Broker or dealer registered under Section 15 of the Exchange Act;
(b) | |  Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) | |  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) | | Investment company registered under Section 8 of the Investment Company Act;
(e) | |  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) | | An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) | | A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) | | A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) | | A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j) | |  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

    (a)  Amount Beneficially Owned:                   3,951,334 (1)

                               Page 3 of 5 Pages

    (b)  Percent of Class:                            7.25%

    (c)  Number of Shares to which such person has:

         (i)   Sole power to vote or direct the vote: 3,951,334(1)

         (ii)  Shared power to vote or direct the
               vote:                                  0

         (iii) Sole power to dispose or to direct the
               disposition of:                        3,951,334(1)

         (iv)  Shared power to dispose or to direct
               the disposition of:                    0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         Not Applicable.

(1) This amount reflects the sale of 532,000 and 120,000 shares of deCODE genetics common stock sold in 2004 and 2003, respectively, and includes warrants to purchase 416,667 shares of deCODE genetics common stock.

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 March 19, 2004
                ------------------------------------------------
                                     (Date)



                  /s/ Osvaldo de la Fuente /s/ Patrick Stadler
                ------------------------------------------------
                                  (Signatures)
                             SAPAC Corporation Ltd.


  Osvaldo de la Fuente, President        Patrick Stadler, Secretary & Treasurer
  -----------------------------------------------------------------------------
                              (Names/Titles)



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001)